Exhibit 3.17

Balance Sheet

Incorporated under the laws of the Province of Alberta
(unaudited) (in Canadian dollars)

	As at March 31, 2006	As at December 31, 2005
	$	$

ASSETS
Current
Cash and cash equivalents	985,328	5,831,357
Accounts receivable	11,758,049	8,942,391
Prepaid expenses	263,104	108,233
Total current assets	13,006,481	14,881,981
Crude oil and natural gas interests	18,666,383	17,002,598
Capital assets	261,855	317,693
Future income tax asset	—	765,200
	31,934,719	32,967,472

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	12,413,227	11,860,554
Total current liabilities	12,413,227	11,860,554
Asset retirement obligation	1,290,666	1,237,535
Total liabilities	13,707,893	13,098,089

Shareholders’ equity
Share capital	20,341,426	21,106,626
Contributed surplus	719,913	630,534
Deficit	(2,830,513)	(1,867,777)
Total shareholders’ equity	19,073,725	19,869,383
	31,934,719	32,967,472

See accompanying notes

On behalf of the Board

Director	Director

Statement of Operations and Deficit (unaudited) (in Canadian dollars)

Three Months Ended March 31, 2006
$

REVENUE
Crude oil and natural gas sales	4,780,132
Royalties	(1,231,216)
Production costs	(775,524)
2,773,392

EXPENSES
Transportation costs	491,799
General and administrative	608,886
Interest income	(12,253)
Stock-based compensation	89,379
Accretion of asset retirement obligation	17,083
Amortization and depletion	1,726,624
Exploration expenses	814,610
Net loss before income taxes	(962,736)
Income tax recovery
– Current	—
– Future	—
Net loss	(962,736)

Deficit, beginning of period	(1,867,777)
Deficit, end of period	(2,830,513)

Net loss per share [note 2[b]]
basic	(0.03)
diluted	(0.03)

See accompanying notes

Statement of Cash Flows

(unaudited) (in Canadian dollars)

Three Months Ended March 31, 2006
$

OPERATING ACTIVITIES
Net loss	(962,736)
Add (deduct) items not involving cash:
Accretion of asset retirement obligation	17,083
Amortization and depletion	1,726,624
Stock-based compensation	89,379
Future income tax recovery	—
Exploration expenses	814,610
Changes in non-cash working capital affecting operating activities	(1,751,548)
Cash used in operating activities	(66,588)

INVESTING ACTIVITIES
Capital investment and exploration expenditures	(4,105,348)
Purchase of capital assets	(7,786)
Changes in non-cash working capital affecting investing activities	(666,307)
Cash used in investing activities	(4,779,441)

Decrease in cash and cash equivalents	(4,846,029)
Cash and cash equivalents, beginning of period	5,831,357
Cash and cash equivalents, end of period	985,328

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	—
Income taxes	—

See accompanying notes

Notes to Unaudited Financial Statements (in Canadian dollars)

NOTE 1.    BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Shellbridge Oil & Gas, Inc. (the “Company”) was incorporated under the laws of the Province of Alberta on July 7, 2005 and commenced commercial operations on October 1, 2005 under a Plan of Arrangement (“Arrangement”) entered into with Dynamic Oil & Gas, Inc. (“Dynamic”) and Sequoia Oil& Gas Trust (“Sequoia”). Therefore there are no comparative figures available.

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly do not include all disclosures required for annual financial statements.

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements, and revenues and expenses during the reporting period. Such estimates primarily involve sales volumes, commodity prices, royalties, production and transportation costs, certain general and administrative expenses, depletion and accretion expenses. Changes in facts and circumstances may result in revised estimates, and actual results may differ from these estimates. In the opinion of management, all estimates and accruals necessary for a fair presentation have been considered and included. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2006.

These statements should be read in conjunction with the audited Balance Sheet as at December 31, 2005 and Statement of Operations and Deficit, and Statement of Cash Flows and notes thereto for the three months ended December 31 2005, such financial statements having been filed with the Securities Commission. These financial policies reflect the same significant accounting policies as those described in the notes to the Company’s financial statements for the three months ended December 31, 2005.

NOTE 2.    SHARE CAPITAL

[a] Issued and outstanding

The following table sets forth the issued and outstanding Common Shares as at March 31, 2006:

Common Shares	Number of Shares	Amount

Outstanding, beginning of period	29,087,612	21,106,626
Recognition of future income taxes related to flow-through	—	(765,200)
Outstanding, end of period	29,087,612	20,341,426

As at March 31 2006, the Company had not issued any Preferred Shares.

On October 3, 2005, the Company issued 1,666,666 flow-through shares at $1.20 per share through private placement for total gross proceeds of $2,000,000. The gross proceeds have been used to incur qualifying Canadian Exploration Expense (“CEE”) as defined in the Income Tax Act (Canada). On January 19, 2006, the Company officially renounced $2,000,000 of taxable benefits relating to qualifyingexpenses in favour of the flow-through shareholders. Accordingly the future income tax liability of $765,200 related to the flow-through shares has been recognized and share capital reduced by a like amount. As at March 31, 2006, 100% of the qualifying expenditures had been incurred.

[b] Loss per share

The following table sets forth the computation of basic and diluted loss per share.

$

Numerator
Net loss for the period	(962,736)

Denominator
Weighted average number of Common Shares outstanding	29,087,612
Effect of dilutive stock options	—
29,087,612
Basic net loss per share	(0.03)
Diluted net loss per share	(0.03)

[c] Options Outstanding

A summary of the status of the Company’s Stock Option Plan as of March 31, 2006 is presented below:

	Number of Shares	Exercise Price

Outstanding at beginning and end of period	2,265,000	1.44
Options exercisable at period end	981,944	1.44

The exercise price for all the options outstanding as at March 31, 2006 was $1.44 per share. These options have a remaining contractual life of 4.50 years.

NOTE 3.    PRO-FORMA NET LOSS (FAIR-VALUE BASED METHOD OF ACCOUNTING FOR STOCK OPTIONS)

During the three month period ended March 31, 2006 the Company used the fair-value based method to account for stock options granted to directors, employees and non-employees, resulting in an increase to the net loss and to contributed surplus of $89,379.

The fair-values of the stock options granted were estimated based on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three Months Ended March 31, 2006

Dividend yield	0%
Expected volatility	71%
Risk-free interest rate	5.0%
Expected lives	3 years

NOTE 4.    INCOME TAXES

The Company is subject to income taxes in Canada and the use of estimates is required in determining the Company’s provision for income taxes. Although the Company believes its tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.

During the three months ended March 31 2006, the Company increased the valuation allowance against future income tax assets to reflect the amount of future income tax assets that are more likely than not expected to be realized. As a result, the Company did not record an income tax recovery for the three months ended March 31, 2006.

NOTE 5.    SUBSEQUENT EVENTS

Under joint announcement with True Energy Trust of Calgary, Alberta (“True”) on April 11, 2006, the Company entered into an agreement with True and True Energy Inc. (“True Energy”), a wholly-owned subsidiary of True, whereby, subject to certain conditions, True Energy will acquire all of our issued and outstanding Common Shares on the basis of 0.14 trust units of True for each outstanding share ofCommon Stock of ours. The contemplated transactions have received unanimous support of both our and True’s board of directors. Shareholders representing approximately 10.6% of our outstanding Common Stock, 14.5% on a fully-diluted basis assuming the full vesting and exercise of outstanding options (including all of our directors and officers) have entered into lock-up agreements pursuant to which they agree to support the transactions. The Company’s board of directors has determined that the transactions are in the best interests of the holders of our Common Stock. The Company agreed, as has True Energy, to pay the other a non-completion fee of $2.0 million in certain circumstances if the transactions are not completed. The agreement includes provisions whereby the Company will terminate discussions with any other parties and not solicit any other offers. The agreement also gives True the right to match any competing offer. Orion Securities Inc. is acting as our exclusive financial advisor to the transactions and has advised our board of directors that they are of the opinion, as of the date hereof, that the consideration to be received by the holders of our Common Stock pursuant to the transactions is fair, from a financial point of view.

NOTE 6.    COMPARATIVE FIGURES

Certain of the prior year’s numbers in the balance sheet have been re-classified to conform with the current interim presentation.